Addendum No. 1 to Pricing Supplement VLS ETN-1/A63 and Pricing Supplement No. VLS ETN-2/A28 (To the Prospectus Supplement dated June 18, 2020 and the Prospectus dated June 18, 2020)	Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-238458-02

Issued by Credit Suisse AG

This Addendum No. 1 supplements Pricing Supplement VLS ETN-1/A63 and Pricing Supplement VLS ETN-2/A28, each dated June 18, 2020 (each a “Pricing Supplement,” and collectively the “Pricing Supplements”) relating to the ETNs set forth in the table below (the “ETNs”).

ETN	Ticker	CUSIP
VelocitySharesTM 3x Long Gold ETNs linked to the S&P GSCI® Gold Index ER due October 14, 2031	UGLD	22542D316
VelocitySharesTM 3x Long Silver ETNs linked to the S&P GSCI® Silver Index ER due October 14, 2031	USLV	22542D290
VelocitySharesTM 3x Inverse Gold ETNs linked to the S&P GSCI® Gold Index ER due October 14, 2031	DGLD	22542D670
VelocitySharesTM 3x Inverse Silver ETNs linked to the S&P GSCI® Silver Index ER due October 14, 2031	DSLV	22542D654
VelocityShares™ Daily Inverse VIX Medium Term ETNs linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	ZIV	22542D829
VelocityShares™ VIX Short Term ETNs linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	VIIX	22542D266
VelocityShares™ Daily 2x VIX Short Term ETNs linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	TVIX	22542D258

Investing in the ETNs involves significant risks. See “Risk Factors” beginning on page PS-17 and PS-21 of the applicable pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The ETNs are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

June 22, 2020

June 22, 2020 Announcement

On June 22, 2020, we announced our intention to delist the ETNs from The Nasdaq Stock Market and suspend further issuances of the ETNs. We anticipate that the ETNs will continue to trade on The Nasdaq Stock Market up to and including July 2, 2020. In addition, we will suspend further issuances of the ETNs effective July 3, 2020.

Following July 2, 2020, the ETNs will remain outstanding (subject to acceleration of the ETNs at our option), though they will no longer trade on any national securities exchange. The ETNs may trade, if at all, on an over-the-counter basis.

As disclosed in the Risk Factors section of the applicable Pricing Supplement, the market value of the ETNs may be influenced by, among other things, the levels of actual and expected supply and demand for the ETNs in the secondary market. It is possible that this announcement and the delisting and suspension of further issuances of the ETNs, as described above, may influence the market value of the ETNs. For example, delisting the ETNs will remove the primary source of liquidity for the ETNs and investors may not be able to sell their ETNs in the secondary market at all. In addition, suspending further issuances of the ETNs may further adversely affect liquidity for any secondary market that may develop following a delisting. We cannot predict with certainty what impact, if any, these events will have on the public trading price of the ETNs. Investors are cautioned that paying a premium purchase price over the indicative value of the ETNs could lead to significant losses. An investor that pays a premium for the ETNs, for example, may suffer significant losses if the investor is unable to sell the ETNs in the secondary market, if the investor sells at a time when the premium has declined or is no longer present or if we accelerate the ETNs at our option. Even if investors do not pay a premium over the indicative value of the ETNs, investors could still suffer substantial losses because of the illiquidity associated in the secondary market. For instance, investors may not be able to sell the ETNs readily and may suffer substantial losses and/or sell the ETNs at prices substantially less than their intraday indicative value or closing indicative value, including being unable to sell them at all or only sell them for a price of zero in the secondary market.

In addition, as described in the applicable Pricing Supplement, we continue to have the right to accelerate the ETNs at our option in the future, either together on the same date or each on a separate date, including shortly after the delisting. Any investors who paid more for their ETNs (including any premium to closing indicative value) than the amount they receive upon an acceleration will suffer a loss on their investment, which could be significant. In addition, investors will not receive any other compensation or amount for the loss of the investment opportunity of holding the ETNs and investors may be unable to invest in other securities with a similar level of risk and/or that provide a similar investment opportunity as the ETNs.

See “Risk Factors—There may not be an active trading market for your ETNs, “—The ETNs may trade at a substantial premium to or discount from the Closing Indicative Value and/or Intraday Indicative Value” and “Any limitation or suspension on the issuance or sale of the ETNs may impact the trading price of the ETNs, including by creating a premium over the

Indicative Value of the ETNs that may be reduced or eliminated at any time” in the applicable Pricing Supplement.

Additional Information

You should read this Addendum, together with the applicable pricing supplement, the accompanying prospectus supplement and prospectus, each dated June 18, 2020, which together contain the terms of the ETNs and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the applicable Pricing Supplement, including “There may not be an active trading market for your ETNs” and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the ETNs involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the ETNs.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus Supplement and Prospectus

https://www.sec.gov/Archives/edgar/data/1053092/000110465920074474/tm2019510-8_424b2.htm

Pricing Supplements

https://www.sec.gov/Archives/edgar/data/1053092/000095010320012009/dp130575_424b2-vlsetn2a28.htm

https://www.sec.gov/Archives/edgar/data/1053092/000095010320012007/dp130570_424b2-vlsetn1vixa63.htm

Our Central Index Key, or CIK, on the SEC website is 1053092.

Unless otherwise indicated or unless the context requires otherwise, all references in this supplement to “we,” “us,” “our,” or similar references are to Credit Suisse AG.